Exhibit 2

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	500,000	2.0339	02/20/2026
Purchase of Common Stock	10,232	1.7799	02/26/2026

JEC II ASSOCIATES, LLC

Purchase of Common Stock	117,296	2.0000	02/26/2026